SECURI  ISSION

06008026

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66827

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Fox Financial Management Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2129 North Josey Lane
(No. and Street)

Carrollton	Texas	75006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)



SEC MAIL PROCESSING SECTION
MAR 0 6 2006
WASH, D.C.
185

2300 Honey Locust Drive	**Irving**	**Texas**	**75063**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 1 5 2006
THOMSON FINANCIAL

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, James E. Rooney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Fox Financial Management Corporation**, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public


PED FARAZANDEH
NOTARY PUBLIC
State of Texas
Comm. Exp. 02-03-2008

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOX FINANCIAL MANAGEMENT CORPORATION

FINANCIAL REPORT

DECEMBER 31, 2005

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Fox Financial Management Corporation

We have audited the accompanying statement of financial condition of Fox Financial Management Corporation, formerly Solis Capital Management, Inc., as of December 31, 2005, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fox Financial Management Corporation as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PHILLIP V. GEORGE, PLLC

Irving, Texas
March 2, 2006

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

FOX FINANCIAL MANAGEMENT CORPORATION
Statement of Financial Condition
December 31, 2005

ASSETS

Cash and cash equivalents	$ 76,155
Receivable from related party	5,076
Marketable securities	179,518
TOTAL ASSETS	$ 260,749

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accrued expenses	$ 188
Securities sold, not yet purchased	10,150
TOTAL LIABILITIES	10,338

Stockholders' Equity

Common stock, 10,000 shares authorized, $1 par value, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	52,750
Retained Earnings	196,661
TOTAL STOCKHOLDERS' EQUITY	250,411
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 260,749

See notes to financial statements.

FOX FINANCIAL MANAGEMENT CORPORATION
Statement of Income
Year Ended December 31, 2005

Revenue	
Securities commissions	$ 140,921
Dividends	2,332
TOTAL REVENUE	$ 143,253
Expenses	
Compensation and related costs	1,112
Communications	3,178
Interest	1,672
Occupancy and equipment	54,282
Regulatory fees and expenses	6,645
Other expenses	6,781
TOTAL EXPENSES	73,670
Net income before other income (losses)	69,583
Other Income (Losses)	
Realized loss on marketable securities	(64,286)
Realized loss on securities sold, not yet purchased	(1,600)
Unrealized gain on marketable securities	62,150
Unrealized loss on securities sold, not yet purchased	(4,320)
Net other losses	(8,056)
NET INCOME	$ 61,527

See notes to financial statements.

FOX FINANCIAL MANAGEMENT CORPORATION
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2005

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2004	1,000	$ 1,000	$ 52,750	$ 135,134	$ 188,884
Net income	-	-	-	61,527	61,527
Balances at December 31, 2005	1,000	$ 1,000	$ 52,750	$ 196,661	$ 250,411

See notes to financial statements.

FOX FINANCIAL MANAGEMENT CORPORATION
Statement of Cash Flows
Year Ended December 31, 2005

Cash flows from operating activities:	
Net income	$ 61,527
Adjustments to reconcile net income to net cash used in operating activities:	
Realized loss on marketable securities	64,286
Realized loss on securities sold, not yet purchased	1,600
Unrealized gain on marketable securities	(62,150)
Unrealized loss on securities sold, not yet purchased	4,320
Change in assets and liabilities:	
Increase in receivable from related party	(5,076)
Increase in accrued expenses	188
Decrease in payable to clearing broker/dealer	(73,483)
Net cash used in operating activities	(8,788)
Cash flows from investing activities:	
Proceeds from sale of securities sold, not yet purchased	7,595
Proceeds from sale of marketable securities	80,713
Purchase of securities sold, not yet purchased	(3,365)
Net cash provided by investing activities	84,943
Net increase in cash and cash equivalents	76,155
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ 76,155

Supplemental disclosures of cash flow information:

Cash paid during the year for:	
Interest	$ 1,672
Income taxes	$ -

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Fox Financial Management Corporation formerly Solis Capital Management, Inc. (Company) was incorporated in April 1997 as a Texas corporation. The Company is registered with the Securities and Exchange Commission (SEC) as a broker/dealer in securities, which became effective July 7, 2005. The Company is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's customers are primarily individuals located in the state of Texas.

Significant Accounting Policies:

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value

The Company has a number of financial instruments, which are primarily held for investment purposes. The Company estimates that the fair value of all financial instruments at December 31, 2005, does not differ materially from the aggregate carrying value of its financial instruments recorded in the accompanying statement of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimate of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Marketable Securities

Marketable securities are held for investment purposes and are carried at fair value. The increase or decrease in fair value is credited or charged to operations.

Securities Sold, Not Yet Purchased

Securities sold, not yet purchased are held for investment purposes and are carried at fair value. The increase or decrease in fair value is credited or charged to operations.

Security Transactions

Security transactions and the related commission revenue and expense are recorded on a trade date basis.

Note 2 - Marketable Securities

Marketable securities consist of equity securities with a fair value totaling $179,518, cost of $313,060, accumulated unrealized losses of $133,542, and unrealized gain for the year ended December 31, 2005 of $62,150.

Note 3 - Securities Sold, Not Yet Purchased

Securities sold, not yet purchased, consist of call options with a fair value totaling $10,150, premiums received of $5,830, accumulated unrealized losses of $4,320, and unrealized loss for the year ended December 31, 2005 of $4,320.

Note 4 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first year of operations and 15 to 1 thereafter. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital and net capital requirements of $200,358 and $50,000, respectively. The Company's net capital ratio was zero to 1.

Note 5 - Income Taxes

The Company's taxable income was offset by prior years net operating loss carryforwards, therefore there is no provision for income taxes reflected in the accompanying financial statements. In addition, the Company has permanent non-deductible differences and unrealized gains on marketable securities, which are reconciling items for federal income tax purposes. The cumulative unrealized losses on marketable securities and securities sold, not yet purchased of $137,862 creates a deferred tax asset of approximately $20,600; however, the entire amount has been offset by valuation allowance.

Note 6 - Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2005, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2005.

The Company has cash equivalents and marketable securities held by or due from a national clearing broker/dealer totaling of $254,692, or approximately 98%, of its total assets.

Note 7 - Related Party Transactions

The Company has a receivable from a related party totaling $5,076 at December 31, 2005.

The Company leases office space from a related party under a month-to-month lease agreement. Rents paid to the related party totaled $53,000 for the year ended December 31, 2005 and are included in occupancy and equipment expense in the accompanying financial statements.

Note 8 - Subsequent Event

The Company entered into a clearing arrangement with a national clearing broker/dealer in January 2006. The agreement requires the Company to maintain a minimum of $30,000 as a deposit in an account with the clearing broker/dealer.

Schedule I

FOX FINANCIAL MANAGEMENT CORPORATION
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
December 31, 2005

Total stockholders' equity qualified for net capital	$ 250,411
Deductions and/or charges	
Non-allowable assets:	
Receivable from related party	5,076
Net capital before haircuts on securities positions	245,335
Haircuts on securities:	
Cash equivalents	1,503
Marketable securities	26,928
Undue concentration	16,546
Total haircuts on securities	44,977
Net Capital	$ 200,358
Aggregate indebtedness	
Accrued expenses	$ 188
Computation of basic net capital requirement	
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$ 50,000
Net capital in excess of minimum requirement	$ 150,358
Ratio of aggregate indebtedness to net capital	Zero to 1

Schedule II

FOX FINANCIAL MANAGEMENT CORPORATION
Reconciliation of the Computation of Net Capital
with that of the Registrant as
Filed in Part IIA of Form X-17a-5
As of December 31, 2005

Net capital as reported by Registrant in Part IIA of Form X-17a-5 as of December 31, 2005 (unaudited)	$	113,861
Audit adjustments:		
Decrease in accounts payable		87,921
Increase in undue concentration		(1,424)
Net capital as computed on Schedule I	$	200,358

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Fox Financial Management Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Fox Financial Management Corporation (the Company) for the period July 7, 2005 (effective date of SEC registration) to December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



PHILLIP V. GEORGE, PLLC

Irving, Texas
March 2, 2006